[Letterhead of Grant Prideco, Inc.]
January 26, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Melissa Duru

Re:	Grant Prideco, Inc. and subsidiary guarantors Registration Statement on Form S-4 Commission File No. 333-129198
Ladies and Gentlemen:
     Each of the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-4 be accelerated so that such Registration Statement will become effective at 2:00 p.m. ET on Friday, January 27, 2006, or as soon thereafter as practicable.
     Each of the undersigned acknowledges that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or desire further information please contact Philip A. Choyce, Vice President and General Counsel of Grant Prideco, Inc., at (281) 878-5603 or Roger K. Harris of Fulbright & Jaworski L.L.P. at (713) 651-5517.

Very truly yours, Grant Prideco, Inc.
By:	/s/ Philip A. Choyce
	Name:	Philip A. Choyce
	Title:	Vice President and General Counsel

GP Expatriate Services, Inc.
Grant Prideco, L.P.
XL Systems International, Inc.
Grant Prideco Holding, LLC
XL Systems, L.P.
Plexus Deepwater Technologies, Ltd.
Grant Prideco PC Composites Holdings, LLC
TA Industries, Inc.
Tube-Alloy Capital Corporation
Tube-Alloy Corporation
Intellipipe, Inc.
ReedHycalog Coring Services International, Inc.
ReedHycalog Norway, LLC
ReedHycalog Columbia, LLC
ReedHycalog International Holding, LLC
ReedHycalog, LLC
ReedHycalog Azerbaijan, LLC
ReedHycalog Argentina, LLC
ReedHycalog Kazakhstan, LLC
ReedHycalog, L.P.
ReedHycalog CIS, LLC
ReedHycalog Thailand, LLC
ReedHycalog Utah, LLC
TAI Holding, Inc.
Intelliserv, Inc.

By:	/s/ Philip A. Choyce
	Name:	Philip A. Choyce
	Title:	Vice President

Grant Prideco USA, LLC Grant Prideco European Holding, LLC GP USA Holding, LLC Grant Prideco Finance, LLC
By:	/s/ Dave Weigel
	Name:	Dave Weigel
	Title:	President